UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of May 2006

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

FIAT GROUP CLOSES FIRST QUARTER WITH SIGNIFICANT TRADING PERFORMANCE IMPROVEMENTS ACROSS ALL SECTORS, ESPECIALLY AUTO

SIGNATURES

FIAT GROUP CLOSES FIRST QUARTER WITH SIGNIFICANT TRADING PERFORMANCE IMPROVEMENTS ACROSS ALL SECTORS, ESPECIALLY AUTO

Group revenues rose 16.7% supported by a sharp rise in automobile sales (+23.7%).
Trading profit at € 323 million was up € 276 million on the previous year, with all sectors improving year-over-year, and Fiat Auto delivering € 57 million (2005: €129 million loss).
Net income came in at € 151 million, € 363 million better than 2005 without non-recurring items.
The Group produced € 336 million in industrial cash flow, which brought debt level below the € 3 billion mark.
Liquidity remains high with € 8.8 billion in cash and equivalents.

The Board of Directors of Fiat S.p.A. met today in Turin under the chairmanship of Luca Cordero di Montezemolo to approve the consolidated results of the Group for the first quarter 2006.

•	Successful new models and improved mix gave a strong boost to revenues of the Auto sector (+23.7%). Revenues also rose at CNH, to € 2.7 billion (+13.7%) and at Iveco, to € 2.1 billion (+ 5%).
•	Trading profit of all major Sectors improved:
-	Fiat Auto swung to a trading profit of € 57 million from a loss of € 129 million;
-	CNH rose from € 124 million to € 137 million;
-	Iveco up to € 70 million from € 48 million in the previous year.
•	Net industrial debt was reduced by € 293 million to € 2.9 billion due to positive operating performance and better working capital management.
•	The Group’s cash position amounted to € 8.8 billion, up from € 7.0 billion at December 31, 2005, helped by bond issuances for € 1.4 billion.
•	All targets confirmed, with Fiat Auto 2006 trading profit guidance raised to € 200 million.

The Group

Fiat Group had revenues of € 12.6 billion in Q1 2006, up 16.7% from the same period in 2005. The revenue increase was largely due to Automobiles, which grew 23.2% on the back of increased volumes tied to new product launches.
All other businesses contributed to the improvement. Driven by higher sales of construction equipment, CNH had revenues of € 2.7 billion, up 13.7% from Q1 2005. Higher volumes and better mix were also reported at Iveco, where revenues totalled € 2.1 billion, up 5% from the same period a year earlier.
Revenues in the Components and Production Systems1)  rose, on a comparable base of consolidation, 12% to € 3.2 billion, due to higher revenues at Fiat Powertrain Technologies (+ 6.0% on a comparable basis), Magneti Marelli (+23.8%) and Teksid (+9.7%).

Trading profit was € 323 million, compared with € 47 million in the first quarter of 2005. The improvement reflects the contribution of Fiat Auto, which earned € 57 million, a € 186 million improvement over 2005. Trading profit was also up at CNH (+ € 13 million), Iveco (+ € 22 million), and the Components and Production Systems (+ € 36 million). The increase reported by Fiat Powertrain Technologies (+ € 17 million) reflects in part the different scope of operations.

The Group’s operating income was € 323 million in Q1 2006. No unusual items were reported in Q1 2006.

In Q1 2005, Group operating income was € 729 million, but included € 715 million related to a portion of the payment received by General Motors for the resolution of its relationship with Fiat Group and € 33 million in restructuring costs. If these items are excluded, the increase from Q1 2005 operating income was € 276 million.

In Q1 2006, income before taxes totalled € 232 million. Net financial expenses, € 135 million in Q1, declined by € 64 million thanks to the effects related to the conversion of the Mandatory Convertible Facility and closing of the Italenergia BIS transaction in Q3 2005. Income from equity investments increased by € 13 million.

Net income before minority interest for the quarter was € 151 million, compared with € 293 million in the same period of 2005. Excluding unusual income from the General Motors settlement and restructuring costs the Group would have posted a net loss of € 212 million in Q1 2005. On a like-for-like basis, Q1 2006 net income improved by € 363 million.

Net industrial debt decreased during the quarter by € 293 million, mainly due to positive operating performance. At the end of the quarter, the Group’s net industrial debt to stockholders’ equity ratio was 0.31 (0.34 at December 31, 2005).

The Group’s cash position at March 31, 2006 was € 8.8 billion, up from € 7.0 billion at December 31, 2005, following a € 1 billion Fiat bond issue and a $ 500 million CNH bond issue.
The Group generated net industrial cash flow (change in net industrial debt, excluding capital increases, dividends and the impact of foreign currency translation) of € 336 million.

------------------------------------------------------------
1) Since January 1, 2006, the Business area includes Fiat Powertrain Technologies (FPT), which is no longer included in the Automobiles business area. FPT comprises the passenger vehicles engine and transmission activities - over which Fiat regained control in May 2005 following termination of the Master Agreement with General Motors - as well as the industrial powertrain activities that were included in the Iveco Sector until December 31, 2005. The relevant 2005 figures have been reclassified accordingly.

Automobiles

The surge in sales volume in Q1 2006 enabled Automobiles to realize revenues of € 6.1 billion, up 23.2% from the same period in 2005. In particular, Fiat Auto (Fiat, Alfa Romeo, Lancia, and Fiat Light Commercial Vehicles) had revenues of € 5.7 billion, up 23.7% from Q1 2005.
The sharp acceleration in commercial activity during the first three months of the year reflected growing customer interest in new models, especially the Grande Punto (210,000 orders from the launch to the end of March). Fiat Auto consequently delivered 485,000 vehicles, 15.8% more than in Q1 2005. Deliveries outpaced overall market growth both in Italy (+20.7%) and in Western Europe (+16.8%).
As a result, the market share of Fiat Auto improved, rising to 30.7% in Italy (+2.4 percentage points) and 8.0% in Western Europe (+1.0 percentage point).
In Brazil where the automobile market grew by 14% in the quarter, Fiat Auto deliveries rose along similar trends, enabling the company to retain a roughly stable market share at 23.8%. The Polish automobile market posted another decrease in the quarter, but Fiat Auto maintained its market share unchanged at nearly 11.0%.
Deliveries of light commercial vehicles also increased in Q1 2006, totalling 73,000 units (+6.6%). In Western Europe, deliveries increased by 6.9%, with Fiat’s market share remaining unchanged at 10%.
Fiat Auto had a trading profit of € 57 million, representing a major improvement from a trading loss of € 129 million in the first three months of 2005. This change is mainly attributable to higher sales volume, an improved product mix, and containment of governance costs partially compensated by higher advertising costs related to new model launches.
New product roll-outs continued at an intense pace in Q1 2006. In the few weeks following its launch, the new Fiat Sedici SUV had received 16,000 orders. Sales of the Panda Cross also began during the quarter. Alfa Romeo rounded out its 159 model line with the Sportwagon version. The Alfa Spider, which will go on sale in the second quarter, made its debut at the Geneva Motor Show. The “Blue&Me” system, an advanced platform developed in collaboration with Microsoft for installation on numerous Group models, was also presented at the Show and will be rolled out in Q2 2006.

In Q1 2006, Maserati had revenues of € 121 million, down 6.2% from the same period of 2005. Strong sales of the Quattroporte were insufficient to offset lower sales of the coupé and spider, which are awaiting the introduction of new models in 2007.
During the period, the trading loss of Maserati was € 19 million, reflecting a major reduction from the € 29 million trading loss reported in Q1 2005. The improvement stems from cost efficiency gains, which partially offset the contraction in volume. For the rest of the year, Maserati sales will benefit from the addition to the range of the Quattroporte Sport GT, introduced in March.

Ferrari had revenues of € 317 million. The 27.3% increase from the same period of 2005 is attributable to strong sales of the coupé, spider and challenge versions of the F430. During Q1 2006, deliveries to the sales network totalled 1,266 units, up 19.7% from Q1 2005.
In Q1 2006, Ferrari had a trading profit of € 11 million, compared with a trading loss of € 8 million in the same period of 2005. The improvement stemmed from higher sales volume and efficiency gains, in spite of higher R&D costs.
At the Geneva Motor Show in March, Ferrari presented the 599 GTB Fiorano, which replaces the 575M Maranello and has already generated significant orders.

Agricultural and Construction Equipment

In Q1 2006, CNH - Case New Holland had revenues of € 2.7 billion. The 13.7% increase from the same period of 2005 also benefited from a more favorable average dollar-euro exchange rate. At the same exchange rates, growth would have been 6%. The improvement was attributable to higher prices in both segments (agricultural and construction equipment) and increased sales volumes of CNH’s construction equipment (approximately +9%).
In the construction equipment segment, where overall demand rose by 12%, gains were reported for light equipment sales in Latin America and the rest of the world countries. Sales of heavy equipment increased in all regions.
The wholesale volume of agricultural equipment deliveries declined with respect to Q1 2005. In this segment, overall retail demand rose by 13%, with CNH registering an 11% increase for its products. Tractor turnover at wholesale level dropped by 1% driven by de-stocking efforts. Sales of combine harvesters (-12%) were negatively impacted by the sharp market declines reported in Latin America and in Western Europe which were only partially offset by significant gains in North America and rest of the world countries.
Q1 trading profit of CNH was € 137 million, up from € 124 million in 2005. Higher volume and positive mix in construction equipment, better pricing, and production cost efficiency gains more than compensated for higher costs connected with product quality improvements and brand enhancement measures.
The Company also made significant progress during the quarter to renew and upgrade its product line, with the launch of new Case IH and New Holland farm tractors, Case excavators, and New Holland loaders. During the quarter, the entire business of CNH started to benefit from its more focused and coherent response to customer expectations and reorganization of the Company’s commercial activities into the four global brands represented by Case IH and New Holland in the agricultural segment and Case and New Holland in the construction equipment segment.

Trucks and commercial vehicles

During the first quarter, Iveco had revenues of € 2.1 billion, an increase of 5.0%.
The improvement in revenues from the same period of last year was the result of better pricing, a more favourable product/market mix and higher sales volume. In Q1 2006, Iveco sold 42,000 vehicles (+1.6%) as robust increase in Western Europe (+3.4%) was partially offset by contraction in the rest of the world. At the individual country level, lower deliveries in Italy (-3.7% due to a soft market for light and medium-range vehicles) and France (-3.8% due to lower sales of medium and heavy-range vehicles) were offset by growth in Spain (+11.4%), Germany (+9.2%), and Great Britain (+3.9%).
The market share of Iveco (10.2%) contracted by 0.6 percentage point in Western Europe, where lower sales of light-range vehicles ahead of the upcoming introduction of the new Daily were only partially offset by the higher market shares for medium and heavy-range vehicles.
Iveco’s trading profit in Q1 2006 was € 70 million, up € 22 million over Q1 2005. Higher volumes, better prices, a more favourable product/market mix and costs efficiency gains accounted for this improvement.

Components and Production Systems

Fiat Powertrain Technologies had revenues of € 1.6 billion in Q1 2006, thanks to the contribution of revenues from the former Iveco Industrial & Marine Business Unit (€ 693 million in Q1 2006, compared with € 653 million in the same period of 2005) and the Passenger & Commercial Vehicles Business Unit (€ 885 million in Q1 2006), which was still part of the Fiat-GM Powertrain joint venture in Q1 2005 and therefore was not included in the scope of consolidation. Most of the Sector’s production is earmarked for other Group companies while sales to other customers and joint ventures accounted for 26% of the revenues generated in the first three months of 2006.
At the Passenger & Commercial Vehicles Business Unit, 77% of revenues were generated by sales to Group companies, while the remaining 23% came from sale of diesel engines to General Motors.
During the first quarter, the Industrial & Marine Business Unit increased its sales to Fiat Group Companies by 5.2% and to others by 11.1%. It delivered a total of 118,000 engines (+5.5%), 31,000 transmissions (+6%), and 67,000 axles (+7.4%).
The trading profit of Fiat Powertrain Technologies was € 34 million in Q1 2006 (€ 17 million in Q1 2005). This increase partly reflects the change in the scope of consolidation.
In Q1 2006, Magneti Marelli had revenues of € 1.2 billion. The increase from the same period of 2005 (+23.8%) reflects higher sales of components to Fiat, Alfa, and Lancia across all Marelli business units.
The greater impact of advanced technology products with a higher unit value, made by the Lighting Business Unit, contributed to the improvement.
The increase reported by the Engine Control Business Unit stemmed from higher sales of Fiat models with Multijet engines. The Electronic Systems Business Unit reported higher sales volumes to third parties.
Trading profit of Magneti Marelli during the period was € 42 million, up € 9 million from Q1 2005. The improvement stemmed from higher sales volume and streamlining of the cost structure, which offset competitive price pressure.
During the first quarter, Teksid had revenues of € 260 million, up 9.7% from Q1 2005. The growth from the same period a year earlier stemmed from higher sales volume realized by the Cast Iron Business Unit (+12.2% on a comparable scope of consolidation) On the other hand, the Magnesium Business Unit reported lower activity, due to lower demand by American car makers.
In the first quarter, Teksid posted a trading profit of € 12 million, compared to € 5 million in Q1 2005.
In Q1 2006, Comau had revenues of € 306 million. The 3.2% decrease from 2005 is attributable to the sale of the painting systems activity in 2005. On a comparable scope of consolidation and at the same exchange rates, revenues for the period were substantially unchanged.
Reflecting the drop in investments by car-makers, Comau’s order intake during the period declined by 9.9% to € 391 million.
In the first quarter, which traditionally operates at a loss, Comau reported a trading loss of € 6 million as compared to a loss of € 9 million in Q1 2005. The change stemmed from improvements in contract work and service operations.

Other Businesses

In Q1 2006, Business Solutions had revenues of € 138 million. The 19.3% decrease from the same period of 2005 stems from the change in the scope of consolidation, following sale of the company Atlanet. On a comparable scope of consolidation, revenues would have grown by approximately 5%, mainly due to an increase in services provided to Group Companies.
The trading profit of Business Solutions was € 4 million during the period (€ 2 million in Q1 2005). The trading profit improved thanks to operating cost efficiency gains.
During the first quarter, Itedi had revenues of € 94 million. The 1.1% increase from the first three months of 2005 resulted from higher advertising revenues at Publikompass.
In Q1 2006 Itedi’s trading profit was near break even, € 5 million worse than Q1 2005. This was due to higher costs incurred during the period at Editrice La Stampa for the new rotary press industrial project and higher paper costs, and at Publikompass in relation to increased marketing costs for order acquisitions in the northeast of Italy.

Significant Events Occurring in the first months of 2006

The process of strengthening the Automobiles Sector through targeted international agreements, begun in 2005, continued in Q1 2006 with major agreements reached in Russia and India. In January, Fiat and Severstal signed industrial agreements for assembly of the Fiat Palio, Fiat Albea, and Fiat Doblò in Russia, in addition to a supply agreement for importation and distribution in Russia of the complete range of Fiat-branded cars and commercial vehicles.
In March, this collaboration was enhanced by a letter of intent for further development of strategic cooperation.
Pursuant to another agreement also signed in January, Tata Motors Limited will handle marketing and distribution of Fiat cars in India through its own, selected dealerships. Certain Fiat models and the complete Tata model line-up will be available at joint dealerships. These dealerships, which will display the new Fiat logo alongside the Tata logo, will also provide after-sales services.
In February, the Fiat Group signed a licensing agreement with Suzuki Motor Corporation (SMC) for production of the new 2.0 JTD Multijet diesel engines by Suzuki. These engines were developed by Fiat and comply with future Euro 5 emissions standards.
In February, consistent with its development plan for Italian plants, Fiat also signed three Program Agreements with the Ministry of Productive Activities. They relate to the Termini Imerese, Termoli and Pratola Serra plants, and the Elasis research centre.
Finally, in April, Fiat Powertrain Technologies signed an Agreement with Beijing Public Transport Company for the supply of 1000 natural gas engines. This supply of natural gas-powered heavy engines is the largest ever made by the Fiat Group and one of the most important in the world. These engines, manufactured at FPT facility in Turin, will equip locally manufactured buses which will be circulating in the Chinese capital in the coming months.

2006 Outlook

The positive results of the first quarter confirm the Group’s commitment to the achievement of its 2006 and 2007 objectives, and the re-establishment of Fiat Group as a strong industrial concern.
The first step that had to be taken was successful resolution of all pending strategic and financial issues. Concurrently, intense work over the past two years enabled the Company to streamline and strengthen its structure, rationalize its activities, and reorient the organization towards products and customers. With its renewed commitment to automobiles, engines, and technology, the Company has set in motion a chain of sequential improvements, with each new quarter improving on the prior one.
Fiat is thus committed to consolidating its successes, gradually reinforcing its positions. In the first three months of the year, Fiat Auto managed to out-perform the market both in Italy and in Europe. In so doing, Fiat Auto confirmed that it is on track to achieve all its previously stated targets for improvement of volumes, market share, and profitability in 2006. Furthermore, these achievements have enabled Fiat Auto to raise its European market share target for 2006 from 7.2% to 8.0% and to confirm its confidence in reaching the upper end of its trading profit forecast range at € 200 million.
CNH also expects to perform well, in line with its commitment to exploit the commercial advantages coming from the recent reorganization of its brands and to complete its efficiency improvement program. Iveco is expected to improve slightly its market share, relying on product and technological innovation: from the advanced Euro 4 and Euro 5 engines that were recently presented to the market, to the new Daily, whose roll-out is imminent.
Fiat confirms the stated targets for the Group in 2006: positive operating cash flow, trading profit between € 1.6 and € 1.8 billion, and net income of more than € 700 million. It expects to achieve its stated trading margin targets for all businesses.
Turin, May 3, 2006

Today, at 11:00 a.m CET, the Group’s management will present the results for the first quarter of 2006 in a conference call with financial analysts and institutional investors. The call can be followed live and a recording will be available later on the Group’s website, www.fiatgroup.com.

Consolidated Income Statement

(in millions of euros)	1st quarter 2006	1st quarter 2005
Net revenues	12,556	10,755
Cost of sales	10,649	9,236
Selling, general and administrative costs	1,213	1,126
Research and development costs	330	339
Other income (expenses)	(41)	(7)
Trading profit	323	47
Gains (losses) on the disposal of equity investments	2	(1)
Restructuring costs	3	32
Other unusual income (expenses)	1	715
Operating result	323	729
Financial income (expenses)	(135)	(199)
Result from equity investments	44	31
Result before taxes	232	561
Income taxes	81	268
Result from continuing operations	151	293
Result from discontinued operations	-	-
Net result before minority interest	151	293
Minority interest	13	(2)
Group interest in net result	138	295

Net Revenues
	1st Quarter
(in millions of euros)	2006	2005	% change
Automobiles (Fiat Auto, Maserati, Ferrari)	6,139	4,981	23.2%
Agricultural and Construction Equipment (CNH)	2,652	2,333	13.7%
Trucks and Commercial Vehicles (Iveco)	2,071	1,972	5.0%
Components and Production Systems (FPT, Magneti Marelli, Teksid, Comau)	3,204	2,132	n.s.
Other Businesses (Services, Publishing and Communications, Holding companies and Other companies)	372	386	-3.6%
Eliminations	(1,882)	(1,049)	-
Total for the Group	12,556	10,755	16.7%

Trading profit
	1st Quarter
(in millions of euros)	2006	2005	Change
Automobiles (Fiat Auto, Maserati, Ferrari)	49	(166)	215
Agricultural and Construction Equipment (CNH)	137	124	13
Trucks and Commercial Vehicles (Iveco)	70	48	22
Components and Production Systems (FPT, Magneti Marelli, Teksid, Comau)	82	46	36
Other Businesses (Services, Publishing and Communications, Holding companies and Other companies) and Eliminations	(15)	(5)	-10
Total for the Group	323	47	276

Consolidated Balance Sheet

(in millions of euros)		At March 31, 2006	At December 31, 2005
ASSETS
Intangible assets		5,923	5,943
Property, plant and equipment		10,721	11,006
Investment property		28	26
Investments and other financial assets		2,369	2,333
Leased assets		1,245	1,254
Defined benefit plan assets		4	-
Deferred tax assets		2,209	2,104
Total Non-current assets		22,499	22,666
Inventories		8,631	7,881
Trade receivables		5,400	4,969
Receivables from financing activities		15,382	15,973
Other receivables		2,967	3,084
Accrued income and prepaid expenses		303	272
Current financial assets:		950	1,041
- Current equity investments		32	31
- Current securities		459	556
- Other financial assets		459	454
Cash and cash equivalents		8,366	6,417
Total Current assets		41,999	39,637
Assets held for sale		57	151
TOTAL ASSETS		64,555	62,454
Total assets adjusted for asset-backed financing transactions		53,920	51,725
LIABILITIES
Stockholders' equity:		9,530	9,413
- Stockholders' equity of the Group	(1)	8,785	8,681
- Minority interest	(1)	745	732
Provisions:		8,638	8,698
- Employee benefits		3,827	3,919
- Other provisions		4,811	4,779
Debt:		26,953	25,761
- Asset-backed financing		10,635	10,729
- Other debt		16,318	15,032
Other financial liabilities		140	189
Trade payables		12,421	11,777
Other payables		4,921	4,821
Deferred tax liabilities		519	405
Accrued expenses and deferred income		1,397	1,280
Liabilities held for sale		36	110
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES		64,555	62,454
Total liabilities adjusted for asset-backed financing transactions		53,920	51,725

(1) The amounts of “Other debt” and “Asset-backed financing” differ from those published in the Consolidated Financial Statements at December 31, 2005 due to the reclassification of certain debt amounting to 519 million euros previously classified in the balance sheet at December 31, 2005 as Other debt, that has been reclassified as Asset-backed financing, as it substantially relates to the securitisation of receivables. This reclassification does not, however, alter the total amount presented as Debt at that date.

Consolidated Statement of Cash Flows

(in millions of euros)			1st quarter 2006	1st quarter 2005
A)	Cash and cash equivalents at beginning of period		6,417	5,767
B)	Cash flows from (used in) operating activities during the period:
	Net result before minority interest		151	293
	Amortisation and depreciation (net of vehicles sold under buy-back commitments)		754	549
	(Gains) losses and other non-monetary items		(30)	(11)
	Dividends received		12	-
	Change in provisions		(18)	76
	Change in deferred income taxes		(22)	182
	Change in items due to buy-back commitments	(a),(b)	(64)	(90)
	Change in working capital		(175)	(1,070)
	Total	(b)	608	(71)
C)	Cash flows from (used in) investment activities:
	Investments in:
	- Tangible and intangible assets (net of vehicles sold under buy-back commitments)		(632)	(429)
	- Equity investments		(3)	(8)
	Proceeds from the sale of non-current assets		131	10
	Net change in receivables from financing activities		368	296
	Change in current securities		89	(231)
	Other changes		44	2
	Total		(3)	(360)
D)	Cash flows from (used in) financing activities:
	Net change in financial payables and other financial assets/liabilities		1,376	(280)
	Increase in capital stock		-	3
	Dividends paid		(2)	-
	Total		1,374	(277)
	Translation exchange differences		(30)	89
E)	Total change in cash and cash equivalents		1,949	(619)
F)	Cash and cash equivalents at end of period		8,366	5,148

(a) The cash flows for the two periods generated by the sale of vehicles with a buy-back commitment, net of the amount already included in the net result, are included in operating activities for the period, in a single item which includes the change in working capital, capital expenditures, depreciation, gains and losses and proceeds from sales at the end of the contract term, relating to assets included in Property, plant and equipment.

(b) The amounts presented for the first quarter of 2005 differ from those published in the Quarterly Report at March 31, 2005, as the result of reclassifications made due to a change in the accounting treatment of sales made with a buy-back commitment. In details, vehicles sold with a buy-back commitment are accounted for as Inventory if they regard the Fiat Auto business (agreements with normally a short-term buy-back commitment) and as Property, plant and equipment if they regard the Trucks and Commercial Vehicles business (agreements with normally a long-term buy-back commitment). In the balance sheet included in the Quarterly Report at March 31, 2005, these vehicles were accounted for as either Inventory or Property, plant and equipment depending on the term of the buy-back commitment (less or more than twelve months, respectively).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 3, 2006

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney